SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of DECEMBER 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: December 11, 2020

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from November 1, 2020 to November 30, 2020, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on December 11, 2020

[This is a translation of the Share Buyback Report for the period from November 1, 2020 to November 30, 2020, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on December 11, 2020]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors

(as of November 30, 2020)
	Number of Shares	Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on August 4, 2020 (Period of Repurchase: August 5, 2020 to March 31, 2021）	20,000,000 (Maximum)	100,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) ―	―
Total	― ―	―
Total number of shares repurchased as of the end of the reporting month	―	―
Progress of the repurchase (%)	―	―
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on August 4, 2020 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition

(as of November 30, 2020)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights (including the exercise of stock acquisition rights of the 130% callable unsecured convertible bonds with stock acquisition rights (6th series)))
(Date of disposition)

November 2
November 4
November 5
November 6
November 9
November 10
November 11
November 12
November 13
November 16
November 17
November 18
November 19
November 20
November 24
November 25
November 26
November 27
November 30
		6,700 15,703 30,300 9,100 203,602 28,409 29,500 1,203 502,017 25,600 1,404 24,400 240,128 22,714 4,000 344,811 376,389 2,600 27,922

38,097,473
89,290,242
172,291,557
51,744,329
1,157,719,656
161,538,972
167,742,605
6,840,487
2,854,564,045
145,566,464
7,983,411
138,743,036
1,365,413,432
129,156,120
22,744,760
1,960,660,860
2,140,219,368
14,784,094
158,769,796

Total	―	1,896,502	10,783,870,707
Other (Acquired treasury stock disposed as restricted stock compensation)	(Date of disposition) November 18	7,300	41,509,187
Total	―	7,300	41,509,187
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) November 6	60	341,171
Total	―	60	341,171
Total amount	1,903,862		10,825,721,065

3.	Status of Shares Held in Treasury

(as of November 30, 2020)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,058,781
Number of treasury stock	25,559,993

- EOF -